Shareholder Proxy Voting Results
A special meeting of shareholders was held on March 19, 2010.  The matters considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

1.	To approve a new investment advisory agreement between the Fund and Cadogan Management, LLC, the Fund’s investment adviser.

No. of Shares
Affirmative	509,292
Against	0
Abstain	173,082
TOTAL	682,374

2.	To elect Mr. Paul McNamara as an independent director of the Cadogan Opportunistic Alternatives Fund, LLC.

No. of Shares
Affirmative	505,890
Against	3,402
Abstain	173,082
TOTAL	682,374

Based upon votes required for approval, each of these matters passed.